Equity LifeStyle Properties, Inc.
Two North Riverside Plaza
Chicago, Illinois 60606
(312) 279-1400
Fax (312) 279-1710
www.equitylifestyle.com

May 7, 2020

VIA EDGAR

Ms. Babette Cooper
Office of Real Estate & Construction
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re: Equity LifeStyle Properties, Inc.
Form 10-K for the fiscal year ended December 31, 2019
Filed February 24, 2020
File No. 001-11718

Dear Ms. Cooper:

The following is the response of Equity LifeStyle Properties, Inc. (the “Company,”) to the comment made by the staff of the United States Securities and Exchange Commission (the “Staff”) in your letter to Mr. Paul Seavey dated April 27, 2020.

Form 10-K for the fiscal year ended December 31, 2019

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

1.
We note your disclosure of your results of operations. Please tell us what consideration you gave to presenting your discussion of material changes from year to year in a way that corresponds to the line items on your Consolidated Statements of Income or your segment disclosures. Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

We prepared our Form 10-K for the year ended December 31, 2019 (the "10-K") in compliance with both U.S. GAAP and SEC requirements. As we prepared our Management’s Discussion and Analysis (MD&A) discussion, including our results of operations, we followed the guidance in Item 303 of Regulation S-K and SEC Release No. 33-8350 which requires a discussion of the financial statements. Our MD&A disclosure was developed to ensure discussion and analysis of all material amounts, and related material period over period fluctuations, presented on our Consolidated Statements of Income and Comprehensive Income, only at a more disaggregated level.

In our results of operations disclosures beginning on page 44 of our MD&A in our 10-K, we included both tabular presentations and narrative explanations of our results of operations to provide meaningful information to understand our business and to enable investors to see our business through the eyes of management. In doing such, we have identified and addressed key variables and other qualitative and quantitative factors which are particular to, and necessary for, an understanding and evaluation of our business and results of operations. These disclosures align with questions and interactions we have with investors and analysts. In the tabular presentation of our results of operations on page 44 of our MD&A in our 10-K, we presented our revenue streams in a disaggregated format. This format provides, what we believe to be, a more robust analysis of our results of operations. We believe this disaggregated presentation is reflective of both management’s and our investors’ view of the business and is useful for a reader to understand the material changes in our business and results of operations from period to period.

Finally, we note Instruction 1 to paragraph 303(a): "the registrant may use any presentation that in the registrant's judgment enhances a reader's understanding." Additionally, SEC Release 33-No. 8350 states "MD&A should be a discussion and analysis of a company's business as seen through the eyes of those who manage that business. Management has a unique perspective on its business that only it can present. As such, MD&A should not be a recitation of financial statements in narrative form or an otherwise uninformative series of technical responses to MD&A requirements, neither of which provides this important management perspective."

The Company acknowledges that it is responsible for the adequacy and accuracy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions or require additional information, please feel free to contact me at 312-279-1488.

EQUITY LIFESTYLE PROPERTIES, INC.

/s/ Paul Seavey
Executive Vice President & Chief Financial Officer

Cc:	Jennifer Monick, U.S. Securities and Exchange Commission
Todd Wallin, Ernst & Young, LLP
Larry Medvinsky, Clifford Chance US LLP

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